DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 17. 2024

VIA EDGAR
==========
Kalkidan Ezra
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Ezra,
On October 3, 2024, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Obra Defensive High Yield ETF (the “Fund”). On November 26, 2024, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. Please confirm supplementally that the expense limitation agreement references in footnote 2 to the fee table will be in place for at least a year from the date of the prospectus.
Response. The Registrant so confirms.
Comment 2. In the third paragraph in “Principal Investment Strategies,” please define “Baa3”.
Response. The Registrant has added the following disclosure to the third paragraph in this section:
Bond obligations rated Baa by Moody’s are subject to moderate credit risk.  They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Page Two

Comment 3. Please confirm whether investments in payment-in-kind or zero coupon will be principal investments. If so, please add appropriate disclosure regarding those investments.
Response. The Registrant has revised the disclosure to remove reference to those securities as they are not expected to be principal investments of the Fund.
Comment 4. In “Principal Risks – Below Investment Grade Securities Risk,” please clarify that such securities are also referred to as “junk”.
Response. The Registrant has revised the disclosure as requested.
Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks
Comment 5. In the last sentence of the first paragraph of “Principal Investment Strategies,” please describe in which investment grade and non-income producing fixed income securities the Fund will invest. Please also add risk disclosure as needed for the securities described in response to this comment.
Response. The Registrant has revised the disclosure to remove reference to those securities as they are not expected to be principal investments of the Fund.

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If you have any questions or comments, please contact the undersigned at 404.736.7863.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle